APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Sully's Golf & Gather to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control. An investment in the company involves a high degree of risk. The securities should not be purchased by anyone who cannot afford to lose all of their investment. A prospective investor should be aware that, if the company is unsuccessful, the investor's entire investment in the company may be lost and the company may be faced with liquidation.

LIMITED SERVICES

Sully's Golf & Gather operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

REAL ESTATE RISK

Sully's Golf and Gather is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Sully's Golf and Gather is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Sully's Golf & Gather competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Sully's Golf & Gather's core business or the inability to compete successfully against the other competitors could negatively affect Sully's Golf & Gather's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Sully's Golf & Gather's management or vote on and/or influence any managerial decisions regarding Sully's Golf & Gather. Furthermore, if the founders or other key personnel of Sully's Golf & Gather were to leave Sully's Golf & Gather or become unable to work, Sully's Golf & Gather (and your investment) could suffer substantially.

INDEMNIFICATION

Executive officers and managers of the Company owe certain duties to the Company they serve in connection with the use of its assets. Executive officers and managers are fiduciaries, and as such are under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify officers and managers of the Company for actions or omissions to act by such officers and managers of the Company on behalf of the Company that are authorized under the organizational documents of the Company. In addition, an officer may be entitled to advancement of expenses they may incur associated with or in defense of charges, claims or legal action arising from such person's position as an officer or manager of the Company, which could result in a decrease in the assets available for Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

RISKS ASSOCIATED WITH THE RESTAURANT INDUSTRY

A main source of revenue in the Company will likely come from food & drink sales. The risks associated with the restaurant industry could negatively impact the Company. The restaurant industry is highly competitive and can be materially adversely affected by many factors, including:

- changes in local, regional, or national economic conditions;

- health crises, including the spread of viruses or other pandemics, such as COVID-19; · changes in demographic trends

- changes in consumer tastes;

- changes in traffic patterns;

- increases in fuel prices and utility costs;

- consumer concerns about health, diet, and nutrition;

- increases in the number of, and particular locations of, competing restaurants; · changes in discretionary consumer spending;

- inflation;

- increases in the cost of food, such as beef, chicken, produce, and related packaging;

- increased labor costs, including healthcare, unemployment insurance, and minimum wage requirements;

- the availability of experienced management and hourly-paid employees; and

- regional weather conditions.

Any industry conditions could impact the profit margins and use of proceeds of the investment.

FLUCTUATIONS IN THE COST OF FOOD

The success of the restaurant business depends on the availability of certain food products. Food, beverage, and packaging costs could be significantly affected by increases in the cost of these products, which can result from a number of factors, including, but not limited to, seasonality, cost of corn and grain, animal disease, drought and other weather phenomena, and increases in demand domestically and internationally. Additionally, if there is a significant rise in the price of these products, and the restaurant is unable to successfully adjust menu prices or menu mix or otherwise make operational adjustments to account for the higher prices, the Company's operating results could be adversely affected.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Sully's Golf & Gather and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Sully's Golf & Gather is a newly established entity and therefore has no operating history from which forecasts could be projected with.

EARLY BUSINESS VENTURE

The company is subject to all the risks inherent in the establishment of an early-stage business. The company has incurred and will continue to incur material expenses prior to sustainable profitability. There can be no guarantee of the success of the company, and the likelihood of success must be considered in light of the problems, competition, expenses, difficulties, and complications frequently encountered in connection with the ownership and operation of an early-stage business. There is no guarantee that the company will ever be sustainably profitable.

THE COMPANY'S BUSINESS PLAN IS SPECULATIVE

The Company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

LIMITED ABILITY TO PROTECT INTELLECTUAL PROPERTY RIGHTS

The Company has not applied for, and has no plans to apply for, intellectual property protection through trademarks or patents. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. Additionally, the Company may become subject to third-party claims that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

LIMITED OPERATING HISTORY

The Company was founded in December 2022, and is an early stage company with limited operating history upon which to evaluate its business and has generated limited revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's prospects also must be considered in light of the risks and difficulties frequently encountered by early-stage companies in today's business environment. The Company may not be successful in addressing these risks, and the business strategy may not be successful.

LICENSES AND PERMITS

The Company may need additional state and local permits and/or licenses to operate.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Sully's Golf & Gather might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Sully's Golf & Gather is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT SULLY'S GOLF & GATHER

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Sully's Golf & Gather's financial performance or ability to continue to operate. In the event Sully's Golf & Gather ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Sully's Golf & Gather nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Sully's Golf & Gather will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Sully's Golf & Gather is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Sully's Golf & Gather will carry some insurance, Sully's Golf & Gather may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Sully's Golf & Gather could incur an uninsured loss that could damage its business. The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Sully's Golf & Gather's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Sully's Golf & Gather's management will coincide: you both want Sully's Golf & Gather to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Sully's Golf & Gather to act conservative to make sure they are best equipped to repay the Note obligations, while Sully's Golf & Gather might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Sully's Golf & Gather needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Sully's Golf & Gather or management), which is responsible for monitoring Sully's Golf & Gather's compliance with the law. Sully's Golf & Gather will not be required to implement these and other investor protections.

GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the company will continue in operation for the foreseeable future. However, management has identified conditions and events that create an uncertainty about the ability of the company to continue as a going concern.

RELIANCE ON MANAGERS

All decisions concerning the management of the Company will be made by the Managers. Investors have no right or power to take part in the management of the Company. Accordingly, no person should purchase Units unless he or she is willing to entrust all aspects of the management of the Company to the Managers. In particular, all policies of the Company, including its distributions and operating policies, are determined by the Managers. These policies may be changed from time to time at the discretion of the Managers without a vote of the Investors. Any such changes could be detrimental to the value of the Company. The Company's success depends upon the continuing, effective performance of its Managers. There can be no assurance that these Managers will remain in the employment of the Company or otherwise continue to be able to carry on their current duties. Although the Managers intend to devote a portion of their professional time to the Company, they will have substantial responsibilities outside of the management of the Company including the management and operation of Mike Sullivan Golf School.

ABSENCE OF RECOURSE AGAINST AND INDEMNIFICATION OF MANAGERS

The Company's Operating Agreement provides that the Managers shall be indemnified against and shall not be liable for any loss or liability incurred in connection with the affairs of the Company, so long as such loss or liability arose from acts not involving gross negligence, willful malfeasance, or a material violation of law. As a result, Investors may have a more limited right of action in certain cases than they would in the absence of these provisions in the Company's Operating Agreement.

CONFLICTS OF INTEREST

The Company is subject to a number of actual and potential conflicts of interest as set forth below: (a) The other activities of the Managers may create conflicts of interest with the Company with respect to the time devoted to managing the Company. The Managers will devote such time to manage the Company as they, in their sole discretion, deem necessary. Further, the Managers' judgment may be affected by additional conflicts of interest. The Managers will attempt to resolve all such conflicts in a manner that is fair to all interests. (b) The Managers may cause the Company to enter into transactions with persons affiliated with the Company. (c) Investors have not been represented by separate counsel, accountants, or other experts in connection with the formation of the Company, the drafting of the Operating Agreements, or the offering of the Units. Counsel has relied upon certain information furnished to it by the Company, the Managers and their affiliates and has not investigated or verified the accuracy or completeness of such information. Certain of the attorneys and other professionals and experts who perform services for the Company and Managers also may perform services for its affiliates. There is no present plan to employ separate counsel or other advisers in the future.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Sully's Golf & Gather is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Sully's Golf & Gather fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Sully's Golf & Gather, and the revenue of Sully's Golf & Gather can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Sully's Golf & Gather to banks, commercial finance lenders, landlords, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions or the discretion of management, the Company cannot guarantee that it will resume operations in the future. At this time, the overall economic impact and potential recovery from the effects of COVID-19 is unknown.